EXHIBIT 99.5

NVIDIA CORPORATION
1998 EMPLOYEE STOCK PURCHASE PLAN OFFERING

For Offerings Beginning on or After September 1, 2002

1.    GRANT; OFFERING DATE.

(a)    The Board of Directors of NVIDIA Corporation, a Delaware corporation (the “Company”), pursuant to the Company’s 1998 Employee Stock Purchase Plan (the “Plan”), hereby authorizes the grant of rights to purchase shares of the common stock of the Company (“Common Stock”) to all Eligible Employees in a series of concurrent overlapping offerings (the “Offerings”). The first Offering hereunder shall begin on September 1, 2002 and shall end on August 31, 2004 (the “First Offering”), unless terminated sooner as herein provided. Thereafter, commencing on March 1, 2003 an Offering shall be approximately two (2) years in length and shall begin every six (6) months on or after each March 1 and September 1. All Offerings shall be divided into four (4) Purchase Periods of approximately six (6) months in duration. The first day of an Offering is that Offering’s “Offering Date.” Each Offering’s “Purchase Dates” shall be on or before August 31 and February 28 (or February 29 in the event of a leap year). An Eligible Employee may enroll in only one Offering at a time.

(b)    If an Offering Date does not fall on a day on which the Company’s Common Stock is actively traded, then the Offering Date shall be the next subsequent day on which the Company’s Common Stock is actively traded. If a Purchase Date does not fall on a day on which the Company’s Common Stock is actively traded, then the Purchase Date shall be the immediately preceding day on which the Company’s Common Stock is actively traded.

(c)    Prior to the commencement of any Offering, the Board (or the Committee described in subparagraph 2(c) of the Plan, if any, which together shall be referred to herein as the “Board”) may change any or all terms of such Offering and any subsequent Offerings. The granting of rights pursuant to each Offering hereunder shall occur on each respective Offering Date unless, prior to such date (a) the Board determines that such Offering shall not occur, or (b) no shares remain available for issuance under the Plan in connection with the Offering.

(d)     Notwithstanding anything in this Section 1 to the contrary, if (i) on the first day of a new Purchase Period during the Offering (the “Decision Day”) the fair market value of a share of Common Stock is less than it was on the Offering Date for that Offering and (ii) the length of the remaining portion of the current ongoing Offering is less than or equal to the length of the Offering that is regularly scheduled to begin on the Decision Day (or if no Offering is scheduled for the Decision Day, the length of the next regularly scheduled Offering), then the current ongoing Offering shall immediately terminate and the Decision Day shall become the Offering Date of a new Offering. Participants in the terminated Offering shall automatically be enrolled in the new Offering that starts on the Decision Day. The new Offering will be of such length and on such terms that are described in the Offering Document that the Company then has in effect for the next regularly scheduled Offering.

2.    ELIGIBLE EMPLOYEES.

All employees of the Company and each of its Affiliates (as defined in the Plan) incorporated in the United States, shall be granted rights to purchase Common Stock under each Offering on the Offering Date (an “Eligible Employee”). Notwithstanding the foregoing, the following employees shall not be Eligible Employees or be granted rights under an Offering: (i) part-time or seasonal employees whose customary employment is less than twenty (20) hours per week or five (5) months per calendar year or (ii) five percent (5%) shareholders (including ownership through unexercised options) described in subparagraph 5(c) of the Plan.

3.    RIGHTS.

(a)    Subject to the limitations contained herein and in the Plan, on each Offering Date each Eligible Employee shall be granted the right to purchase the number of shares of Common Stock purchasable with up to ten percent (10%) of such Eligible Employee’s Earnings paid during such Offering after the Eligible Employee first commences participation; provided, however, that no employee may purchase Common Stock on a particular Purchase Date that would result in more than ten percent (10%) of such employee’s Earnings in the period from the Offering Date to such Purchase Date having been applied to purchase shares under all ongoing Offerings under the Plan and all other Company plans intended to qualify as “employee stock purchase plans” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”).

(b)    “Earnings” means the total compensation paid to an employee, including all salary, wages (including amounts elected to be deferred by the employee, that would otherwise have been paid, under any cash or deferred arrangement established by the Company), overtime pay, commissions, performance based bonuses, and other remuneration paid directly to the employee, but excluding non-performance based bonuses (such as sign-on bonuses), profit sharing, the cost of employee benefits paid for by the Company, education or tuition reimbursements, imputed income arising under any Company group insurance or benefit program, traveling expenses, business and moving expense reimbursements, income received in connection with stock options, contributions made by the Company under any employee benefit plan, and similar items of compensation.

(c)    Notwithstanding the foregoing, the maximum number of shares of Common Stock an Eligible Employee may purchase on any Purchase Date in an Offering shall be such number of shares as has a fair market value (determined as of the Offering Date for such Offering) equal to (x) $25,000 multiplied by the number of calendar years in which the right under such Offering has been outstanding at any time, minus (y) the fair market value of any other shares of Common Stock (determined as of the relevant Offering Date with respect to such shares) which, for purposes of the limitation of Section 423(b)(8) of the Code, are attributed to any of such calendar years in which the right is outstanding. The amount in clause (y) of the previous sentence shall be determined in accordance with regulations applicable under Section 423(b)(8) of the Code based on (i) the number of shares previously purchased with respect to such calendar years pursuant to such Offering or any other Offering under the Plan, or pursuant to any other Company plans intended to qualify as “employee stock purchase plans” under

Section 423 of the Code, and (ii) the number of shares subject to other rights outstanding on the Offering Date for such Offering pursuant to the Plan or any other such Company plan.

(d)    The maximum aggregate number of shares available to be purchased by all Eligible Employees under an Offering shall be the number of shares remaining available under the Plan on the Offering Date. If the aggregate purchase of shares of Common Stock upon exercise of rights granted under the Offering would exceed the maximum aggregate number of shares available, the Board shall make a pro rata allocation of the shares available in a uniform and equitable manner.

(e)    Notwithstanding the foregoing, the maximum number of shares of Common Stock that an Eligible Employee may purchase on any Purchase Date during any Offering shall not exceed three thousand (3,000) shares.

4.    PURCHASE PRICE.

The purchase price of the Common Stock under the Offering shall be the lesser of eighty-five percent (85%) of the fair market value of the Common Stock on the Offering Date or eighty-five percent (85%) of the fair market value of the Common Stock on the Purchase Date, in each case rounded up to the nearest whole cent per share.

5.    PARTICIPATION.

(a)    An Eligible Employee may elect to participate in an Offering only at the beginning of the Offering. An Eligible Employee shall become a participant in an Offering by delivering an agreement authorizing payroll deductions. Such deductions must be in whole percentages, with a minimum percentage of one percent (1%) and a maximum percentage of ten percent (10%) of earnings. A participant may not make additional payments into his or her account. The agreement shall be made on such enrollment form as the Company or a designated Affiliate provides, and must be delivered to the Company or designated Affiliate during the open enrollment period (as designated time to time by the Company), to be effective with respect to a given Offering Date. (If the agreement authorizing payroll deductions is required to be delivered to the Company or designated Affiliate a specified number of days before the Offering Date to be effective, then an employee who becomes eligible during the required delivery period shall not be considered to be an Eligible Employee at the beginning of the Offering.)

(b)    A participant may reduce (including to zero) his or her participation level once (and only once) during a Purchase Period, effective as soon as administratively practicable; provided, however, that a reduction received within the ten (10) business day period prior to the Purchase Date will become effective for the next Purchase Period or Offering. Any such change in participation shall be made by delivering a notice to the Company or a designated Affiliate in such form and at such time as the Company provides. In addition, a participant may increase or decrease his or her deductions prior to the beginning of a new Purchase Period or Offering to be effective at the beginning of such new Purchase Period or Offering; provided that notice of such change is provided to the Company or designated Affiliate in such form as the Company provides during the open enrollment period (as designated from time to time by the Company)

for which it is to be effective. Except as otherwise specifically provided herein, a participant may not increase or decrease his or her participation level during the course of an Offering.

(c)    A participant may withdraw from an Offering and receive his or her accumulated payroll deductions from the Offering (reduced to the extent, if any, such deductions have been used to acquire Common Stock for the participant on any prior Purchase Dates), without interest, at any time prior to the end of the Offering, excluding only each ten (10) business day period immediately preceding a Purchase Date by delivering a withdrawal notice to the Company in such form as the Company provides. A participant who has withdrawn from an Offering shall not again participate in such Offering but may participate in subsequent Offerings under the Plan by submitting a new participation agreement in accordance with the terms thereof.

(d)    Rights granted pursuant to any Offering shall terminate immediately upon cessation of any participant’s employment with the Company or with any Affiliate, for any reason, and the Company shall distribute to such terminated employee all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire stock for the terminated employee) under the Offering, without interest. A participant will be considered to have had his or her employment with the Company or an Affiliate terminated for purposes of an Offering on the ninety-first (91st) day of an approved leave of absence if the participant is not guaranteed reemployment with the Company at the end of the leave of absence.

6.    PURCHASES.

Subject to the limitations contained herein, on each Purchase Date, each participant’s accumulated payroll deductions (without any increase for interest) shall be applied to the purchase of whole shares of Common Stock, up to the maximum number of shares permitted under the Plan and the Offering.

7.    NOTICES AND AGREEMENTS.

Any notices or agreements provided for in an Offering or the Plan shall be given in writing, in a form provided by the Company, and unless specifically provided for in the Plan or this Offering shall be deemed effectively given upon receipt or, in the case of notices and agreements delivered by the Company, five (5) days after deposit in the United States mail, postage prepaid.

8.    EXERCISE CONTINGENT ON SHAREHOLDER APPROVAL.

The rights granted under an Offering are subject to the approval of the Plan by the shareholders as required for the Plan to obtain treatment as a tax-qualified employee stock purchase plan under Section 423 of the Code.

9.    OFFERING SUBJECT TO PLAN.

Each Offering is subject to all the provisions of the Plan, and its provisions are hereby made a part of the Offering, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of an Offering and those of the Plan (including interpretations, amendments, rules and regulations that may from time to time be promulgated and adopted pursuant to the Plan), the provisions of the Plan shall control.

10.    CHANGES TO ONGOING OFFERINGS.

(a)    Notwithstanding anything in this Offering Document to the contrary, the Board shall be entitled (i) to limit the frequency and/or number of changes in the amount withheld during an Offering, (ii) to establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, (iii) to permit payroll withholding in excess of the amount designated by an employee in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, (iv) to establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each employee properly correspond with amounts withheld from the employee’s Earnings, (v) to amend the Plan and/or any outstanding rights to enable the Plan and/or outstanding rights to qualify under Section 423 of the Code, and (vi) to establish such other limitations or procedures as the Board determines in its sole discretion advisable which are consistent with the Plan. The actions of the Board pursuant to this paragraph shall not be considered to alter or impair the rights granted under this Offering as they are part of the initial terms of each Offering initiated hereunder.

(b)    Notwithstanding anything in this Offering Document to the contrary, in the event the Board determines that the ongoing operation of the Plan may result in unfavorable financial accounting or regulatory consequences for the Company, the Board may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such adverse accounting or regulatory consequence including, but not limited to: (1) altering the purchase price of stock to be acquired pursuant to rights granted under the Plan for any Offering, including an Offering underway at the time of the change in purchase price; (2) shortening any Offering so that the Offering ends on a new Purchase Date, including an Offering underway at the time of the Board’s action; and (3) allocating shares. Such modifications or amendments shall not require stockholder approval or the consent of any employees. The actions of the Board pursuant to this paragraph shall not be considered to alter or impair the rights granted under this Offering as they are part of the initial terms of each Offering initiated hereunder.